TransAlta to speak at Edison Electric Institute’s Annual Financial Conference

CALGARY, Alberta (Oct. 29, 2009) – Brian Burden, TransAlta Corporation’s (TSX:TA; NYSE:TAC)  Chief Financial Officer, will speak at Edison Electric Institute’s Annual Financial Conference in Hollywood, Florida on Nov. 3, 2009  at approximately 8:15 a.m. ET.

A link to the webcast will be available at the start of the presentation via TransAlta’s website, under Webcasts in the Investor Relations section. A recording of the webcast will also be available on the TransAlta website following the conference.

 TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jess Nieukerk

Manager, External Relations

Manager, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-3607    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com